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EXHIBIT 12.1

The Coca-Cola Company and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges
(IN MILLIONS EXCEPT RATIOS)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before income taxes and changes in accounting principles	$6,578	$6,690	$6,222	$5,495	$5,499
Fixed charges	271	281	232	220	236
Less: Capitalized interest, net	(10)	(3)	(1)	(1)	(1)
Equity income, net of dividends	124	(446)	(476)	(294)	(256)

Adjusted earnings	$6,963	$6,522	$5,977	$5,420	$5,478

Fixed charges:
Gross interest incurred	$230	$243	$197	$179	$200
Interest portion of rent expense	41	38	35	41	36

Total fixed charges	$271	$281	$232	$220	$236

Ratios of earnings to fixed charges	25.7	23.2	25.8	24.6	23.2

The Company is contingently liable for guarantees of indebtedness owed by third parties in the amount of $270 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios as the amounts are immaterial and, in the opinion of Management, it is not probable that the Company will be required to satisfy the guarantees.

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The Coca-Cola Company and Subsidiaries Computation of Ratios of Earnings to Fixed Charges (IN MILLIONS EXCEPT RATIOS)